Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

NOVEMBER 3, 2009

Management’s Discussion and Analysis (MD&A)
(November 3, 2009)

This discussion and analysis should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) as at and for the three and nine month periods ended September 30, 2009 and 2008, the December 31, 2008 MD&A and audited Consolidated Financial Statements, the MD&A and unaudited Interim Consolidated Financial Statements as at and for the three and six month periods ended June 30, 2009 and 2008 and the MD&A and unaudited Interim Consolidated Financial Statements as at and for the three month periods ended March 31, 2009 and 2008.  The Company’s Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). All comparisons are between the quarters ended September 30, 2009 and 2008, unless stated otherwise.  All amounts are in Canadian dollars unless otherwise indicated. Abbreviations used in this MD&A are listed on the page headed ‘Abbreviations’.

Third Quarter Results Summary

•
Cash provided by operating activities during the quarter was $747 million, a decrease of $988 million from a year ago, primarily due to lower prices. Year-to-date, cash provided by operating activities was $3.0 billion.

•	Net income was $30 million, down from $1.4 billion a year earlier, also driven by lower commodity prices and the impact of both prior year hedging gains and stock based compensation.
•	Production averaged 401,000 boe/d, 9% below the third quarter of 2008. Year-to-date, production from continuing operations averaged 412,000 boe/d, 2% above last year.
•	Netbacks were down 52% from a year earlier, averaging $27.16/boe, with both oil and natural gas prices significantly lower due to the global economic slowdown.
•	Talisman has continued to maintain a strong balance sheet. At quarter end, debt less cash and bank indebtedness was $1.9 billion, down from $3.9 billion at December 31, 2008.
•
The Company has added over 170,000 net acres of high quality land in the Pennsylvania Marcellus and Montney shale plays, investing approximately $570 million, the majority of it subsequent to September 30.

•
Production from the Pennsylvania Marcellus shale play was over 50 mmcf/d at the end of October. A total of 31 gross wells have been drilled year-to-date and a third rig has been added with plans to move to six rigs by year end.

•	The Company intends to move segments of its Montney shale play into commercial development early next year.
•	In Southeast Asia, the Northern Fields dry gas system was fully commissioned and 30 successful development wells have been drilled year-to-date.
•	Talisman drilled two successful appraisal sidetrack wells in the Shaw oil discovery in the North Sea and successfully appraised the Situche discovery in Peru.
•	Talisman has completed a number of transactions towards expanding its exploration position in Papua New Guinea.
•	Talisman declared a semi-annual dividend of 11.25 cents per share, payable on December 31, 2009 to shareholders of record at the close of business on December 11, 2009.

Highlights
	Three months ended		Nine months ended
September 30,	2009	2008	2009	2008
Financial (millions of C$ unless otherwise stated)
Net income (loss) from continuing operations	13	1,343	(515)	1,981
Net income from discontinued operations	17	82	1,063	336
Net income	30	1,425	548	2,317
C$ per common share
Net income – Basic	0.03	1.40	0.54	2.28
– Diluted	0.03	1.38	0.54	2.23
Net income (loss) from continuing operations
– Basic	0.01	1.32	(0.51)	1.95
– Diluted	0.01	1.30	(0.51)	1.91
Production (daily average)
Oil and liquids (bbls/d)	188,918	213,652	202,725	203,268
Natural gas (mmcf/d)	1,239	1,233	1,255	1,196
Continuing operations (mboe/d)	395	419	412	402
Discontinued operations (mboe/d)	6	24	13	29
Total mboe/d (6 mcf = 1 boe)	401	443	425	431

The Company’s net income for the quarter was significantly impacted by lower commodity prices compared to a year ago.  Net income for the first nine months of $548 million included net gains on asset dispositions of $1 billion.

Daily Average Production, Before Royalties
	Three months ended			Nine months ended
September 30,	2009	2009 vs 2008 (%)	2008	2009	2009 vs 2008 (%)	2008
Continuing operations
Oil and liquids (bbls/d)
North America	28,558	(4)	29,653	28,834	(4)	29,885
UK	71,300	(31)	103,037	87,859	(4)	91,779
Scandinavia	30,067	(4)	31,451	32,018	4	30,787
Southeast Asia	45,145	30	34,623	40,222	12	35,894
Other	13,848	(7)	14,888	13,792	(8)	14,923
	188,918	(12)	213,652	202,725	-	203,268
Natural gas (mmcf/d)
North America	776	(8)	840	792	(4)	827
UK	14	(36)	22	21	17	18
Scandinavia	38	111	18	44	132	19
Southeast Asia	411	16	353	398	20	332
	1,239	-	1,233	1,255	5	1,196
Continuing operations (mboe/d)	395	(6)	419	412	2	402
Discontinued operations
North America	5		15	10		17
UK	-		3	-		4
Scandinavia	-		-	-		2
Other	1		6	3		6
Discontinued operations (mboe/d)	6	(75)	24	13	(55)	29
Total mboe/d (6 mcf = 1 boe)	401	(9)	443	425	(1)	431

On a year-to-date basis, production from continuing operations increased by 2% primarily as a result of higher liquids and natural gas volumes in Southeast Asia.  Third quarter production from continuing operations decreased by 6% over the previous year due principally to decreased liquids volumes in the UK.

In North America, natural gas production from unconventional plays continues to increase.  Production from the Pennsylvania Marcellus shale play was 47 mmcf/d in September, increasing above 50 mmcf/d in October.  However, natural declines, less conventional drilling activity and an equipment failure caused production from continuing operations in North America to decrease by 64 mmcf/d.

In the UK, oil and liquids production from continuing operations was lower due principally to the timing of planned shutdowns, but also as a result of operational issues and natural declines.

In Scandinavia, production from continuing operations increased due to first production from Rev in January 2009.  This increase was partially offset by natural declines in other fields.

Natural gas production in Indonesia was 23% higher than last year, averaging 333 mmcf/d due to increased Corridor natural gas production to supply higher contract takes.  Tangguh LNG production has been limited to date due to commissioning issues.

Southeast Asia oil and liquids production from continuing operations increased by 30% relative to the same quarter in 2008 due principally to Song Doc production which began in the fourth quarter of 2008, Northern Fields production which began in the first quarter of 2009 and a 126% increase in production in Australia as a result of riser and flowline repairs being completed and a new infill well drilled in the Corallina field.  The increased oil and liquids production has been partially offset by natural declines in other areas.

Oil and liquids production from continuing operations in other areas decreased by 7% due principally to OPEC production restrictions.

Volumes produced into (sold out of) inventory1

	Three months ended		Nine months ended
September 30,	2009	2008	2009	2008
UK	1,345	13,323	(1,758)	1,948
Scandinavia	630	(1,126)	(1,757)	(480)
Southeast Asia	2,240	(955)	(1,936)	2,379
Other	4,869	10,225	(4,262)	4,271
Total produced into (sold out of) inventory – bbls/d	9,084	21,467	(9,713)	8,118
Total produced into (sold out of) inventory – mmbbls	0.8	2.0	(2.7)	2.2
Inventory at September 30 - mmbbls	2.4	5.3	2.4	5.3
1.	Includes impact of discontinued operations

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production, Before Royalties’ table above represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

Company Netbacks 1, 2

	Three months ended		Nine months ended
September 30,	2009	2008	2009	2008
Oil and liquids ($/bbl)
Sales price	72.24	113.17	63.56	111.21
Hedging loss	-	(0.21)	-	(0.46)
Royalties	11.58	19.06	8.28	18.60
Transportation	1.00	1.11	1.11	1.06
Operating costs	21.46	20.91	19.00	20.46
	38.20	71.88	35.17	70.63
Natural gas ($/mcf)
Sales price	5.01	10.08	5.18	9.62
Royalties	0.84	2.20	0.87	2.03
Transportation	0.30	0.34	0.27	0.30
Operating costs	1.05	1.03	1.14	1.07
	2.82	6.51	2.90	6.22
Total ($/boe) (6 mcf = 1 boe)
Sales price	50.29	88.00	47.36	85.31
Hedging loss	-	(0.11)	-	(0.24)
Royalties	8.16	16.26	6.74	15.49
Transportation	1.41	1.56	1.37	1.41
Operating costs	13.56	13.88	12.93	13.66
	27.16	56.19	26.32	54.51
1.	Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.
2.	Includes impact of discontinued operations.

During the third quarter, the Company’s average netback was $27.16/boe, 52% lower than in 2008 due principally to lower global commodity prices.  Talisman’s realized price of $50.29/boe was 43% lower than 2008.

The Company’s realized sales price does not include the impact of financial commodity derivatives discussed in the ‘Risk Management’ section of this MD&A.

Commodity Prices 1 and Exchange Rates

	Three months ended			Nine months ended
September 30,	2009	2009 vs 2008 (%)	2008	2009	2009 vs 2008 (%)	2008
Oil and liquids ($/bbl)
North America	60.17	(42)	104.10	52.46	(46)	96.82
UK	74.59	(35)	115.11	65.22	(42)	112.41
Scandinavia	76.53	(32)	112.39	66.53	(41)	113.47
Southeast Asia	74.30	(37)	117.52	66.52	(44)	117.78
Other	71.45	(38)	115.24	66.15	(44)	119.02
	72.24	(36)	113.17	63.56	(43)	111.21
Natural gas ($/mcf)
North America	4.05	(56)	9.18	4.65	(49)	9.11
UK	3.24	(68)	10.06	4.80	(49)	9.47
Scandinavia	4.83	(37)	7.72	6.54	(3)	6.73
Southeast Asia	6.92	(44)	12.37	6.12	(45)	11.11
	5.01	(50)	10.08	5.18	(46)	9.62
Total $/boe (6 mcf = 1 boe)	50.29	(43)	88.00	47.36	(44)	85.31
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	68.30	(42)	117.98	56.99	(50)	113.29
Dated Brent (US$/bbl)	68.28	(41)	114.78	57.16	(49)	111.02
Tapis (US$/bbl)	69.78	(42)	120.30	58.36	(50)	115.54
NYMEX (US$/mmbtu)	3.41	(66)	10.09	3.96	(59)	9.66
AECO ($/gj)	2.79	(62)	7.34	3.57	(56)	8.17
US dollar/Canadian dollar exchange rate	1.10	6	1.04	1.17	15	1.02
Pound sterling/Canadian dollar exchange rate	1.80	(9)	1.97	1.80	(9)	1.98
1.	Includes impact of discontinued operations.

Realized oil and liquids prices decreased by 36%, and natural gas prices decreased by 50% relative to the third quarter of 2008, in line with the decline in global oil and gas prices.  North America natural gas prices include the impact of physical commodity contracts.

Royalties1

	Three months ended
	2009		2008
September 30,	%	$ millions	%	$ millions
North America	12	54	18	186
UK	-	1	1	6
Southeast Asia	34	189	46	365
Other	32	20	53	25
Corporate Average	15	264	18	582

The corporate royalty expense from continuing operations was $264 million (15%), down from $582 million (18%) in 2008 due to reduced commodity prices.

	Nine months ended
	2009		2008
September 30,	%	$ millions	%	$ millions
North America	13	186	18	530
UK	-	4	-	11
Southeast Asia	34	466	43	889
Other	43	121	54	204
Corporate Average	15	777	18	1,634
1.	Includes impact of royalties related to sales volumes.

Unit Operating Expenses1

	Three months ended			Nine months ended
	2009	2009 vs 2008	2008	2009	2009 vs 2008	2008
September 30,	$/boe	(%)	$/boe	$/boe	(%)	$/boe
North America	8.26	(8)	8.93	9.47	7	8.89
UK	34.29	23	27.82	25.66	(10)	28.63
Scandinavia	23.88	14	21.02	19.41	(8)	21.03
Southeast Asia	5.42	(16)	6.47	6.15	2	6.03
Other	5.81	2	5.72	6.67	14	5.83
	13.56	(2)	13.88	12.93	(5)	13.66
1.	Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses1

	Three months ended		Nine months ended
September 30,	2009	2008	2009	2008
($ millions)
North America	131	140	422	409
UK	226	236	655	681
Scandinavia	79	64	215	200
Southeast Asia	54	54	185	143
Other	4	-	29	16
	494	494	1,506	1,449
1.	Includes operating expenses related to sales volumes.

Talisman has implemented a global review to identify and implement cost savings and operational efficiencies.  Some of the initiatives include reducing the number of vessels needed to support operations, improved logistics coordination and material handling and renegotiations with suppliers.  Operating costs are starting to be reduced by these initiatives, but the effect is impacted by the timing of maintenance activities and timing of crude oil liftings.

In North America, operating expenses are lower than a year ago due to lower power and maintenance costs and the initial benefits of the cost saving initiatives and operational efficiencies.

In the UK, unit operating expenses increased due to lower production volumes in the quarter. Total operating expenses decreased due to a favourable change in the foreign exchange rate relative to last year which was partially offset by the timing of liftings.  UK quarterly operating costs were also impacted significantly by the timing of shutdowns and maintenance activity.

In Scandinavia, operating expenses increased due principally to Rev production commencing in 2009, Yme pre-operating costs, higher Brage annual maintenance costs and higher Varg FPSO lease costs.

In Southeast Asia, operating expenses remained consistent with the prior year due to cost control measures despite the start up of the Northern Fields and Song Doc projects.  This resulted in a reduction of 16% in the unit operating costs.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

	Three months ended			Nine months ended
September 30,	2009 $/boe	2009 vs 2008 (%)	2008 $/boe	2009 $/boe	2009 vs 2008 (%)	2008 $/boe
North America	18.68	4	18.04	18.48	7	17.25
UK	24.82	32	18.86	24.31	27	19.14
Scandinavia	23.06	(14)	26.85	23.70	(12)	26.87
Southeast Asia	8.93	26	7.09	9.47	36	6.96
Other	6.97	58	4.41	5.86	22	4.80
	17.15	5	16.26	17.42	10	15.86
1.	Includes impact of DD&A expense related to sales volumes.

Total DD&A Expense1
	Three months ended		Nine months ended
September 30,	2009	2008	2009	2008
($ millions)
North America	269	280	807	790
UK	165	162	618	473
Scandinavia	77	88	266	261
Southeast Asia	93	63	285	174
Other	6	2	29	15
	610	595	2,005	1,713
1.	Includes DD&A expense related to sales volumes.

Total DD&A expense from continuing operations was $610 million, up 3% from the same period in 2008.  The increase is principally in Southeast Asia and is the result of the start up of the Northern Fields and Song Doc projects.

Unit DD&A in North America is consistent with last year while the DD&A expense is down due to lower production in the quarter.

Unit DD&A in the UK increased over 2008 due to the downward revision of reserves volumes at the 2008 year-end, while lower production kept the DD&A expense in the third quarter consistent with 2008.

In Scandinavia, the write-off at the end of last year of the book value associated with a field having no proved reserves reduced the current year’s DD&A charge.

As noted in the 2008 year-end MD&A, the requirement to use year-end prices to calculate reserves resulted in one property in the UK and one property in Scandinavia having no proved reserves. As a result the net book value of these properties was charged to DD&A. Therefore, these producing properties do not have DD&A expense until development capital is incurred, in which case it is depleted immediately until the properties have proved reserves.  During the year, development capital of $14 million in the UK and $2 million in Scandinavia has been expensed to DD&A.

Corporate and Other
	Three months ended		Nine months ended
September 30,	2009	2008 [1]	2009	2008 [1]
($ millions)
General and administrative (G&A) expense	79	58	242	195
Dry hole expense	84	137	380	272
Exploration expense	74	101	202	272
Interest on long-term debt	54	45	144	125
Capitalized interest	12	17	29	47
Stock-based compensation (recovery)	98	(297)	249	(37)
(Gain) loss on held-for-trading financial instruments	(98)	(567)	270	31
Other revenue	(29)	(28)	(89)	(84)
Other expense, net	(79)	(109)	25	(131)
1	Restated for operations classified as discontinued subsequent to September 30, 2008.

G&A expense increased by $21 million relative to 2008, largely as a result of costs associated with executing the new corporate strategy and reorganization costs.

Interest on long-term debt increased by $9 million relative to the same period in 2008 due principally to interest accruing on notes issued in the first half of 2009.

Stock-based compensation relates principally to the change in value of the Company’s outstanding stock options and cash units for the period.  The Company’s stock-based compensation expense is principally based on the difference between the Company’s share price and the exercise price of its stock options or cash units. During the third quarter of 2009, the Company recorded stock-based compensation expense of $98 million relating principally to its stock option and cash unit plans. Since the introduction of the cash feature, approximately 97% of options exercised have been exercised for cash, resulting in reduced dilution of shares.

Talisman recorded a gain on held-for-trading financial instruments of $98 million, primarily on its oil collars, and received $140 million in cash settlements during the quarter.

Other revenue of $29 million includes $20 million of pipeline and processing revenue.

Other expense consists principally of foreign exchange gains and net gains on minor asset disposals.

Taxes

Effective Income Tax Rate
	Three months ended		Nine months ended
September 30,	2009	2008	2009	2008
($ millions)
Income (loss) from continuing operations before taxes	169	2,142	(498)	3,573
Less PRT
Current	16	8	32	63
Deferred	5	28	28	97
Total PRT	21	36	60	160
	148	2,106	(558)	3,413
Income tax expense
Current income tax	161	409	468	1,133
Future income tax (recovery)	(26)	354	(511)	299
Total income tax expense (recovery)	135	763	(43)	1,432
Effective income tax rate	91%	36%	8%	42%

The $628 million decrease in total income tax expense relative to the same period in 2008 is due principally to decreased revenues resulting from lower commodity prices.

The effective tax rate is expressed as a percentage of pre-tax income adjusted for PRT, which is deductible in determining taxable income.  The effective tax rate fluctuates from period to period with a change in the mix of income between jurisdictions.  Income tax expense increased relative to income from continuing operations due to an increase of future tax on unrealized foreign exchange gains on net non-Canadian dollar denominated long-term debt.

Capital Expenditures

	Three months ended			Nine months ended
September 30,	2009	2009 vs 2008 (%)	2008	2009	2009 vs 2008 (%)	2008
($ millions)
North America	366	(51)	746	914	(37)	1,461
UK	175	(2)	179	555	(2)	567
Scandinavia	147	(36)	232	523	(16)	623
Southeast Asia	132	(27)	180	543	(1)	549
Other	51	104	25	180	131	78
Corporate, IS and Administrative	11	(15)	13	34	(19)	42
	882	(36)	1,375	2,749	(17)	3,320
Acquisitions	227		65	322		454
Proceeds on dispositions	(44)		(89)	(143)		(89)
Discontinued Operations
Proceeds on disposition	(18)		-	(1,948)		(342)
Capital expenditures	18		65	98		214
Total	1,065		1,416	1,078		3,557

North America capital expenditures during the quarter totalled $366 million, with $357 million focused on unconventional natural gas areas. The decrease in capital spending is primarily a result of a reduction in conventional activity.

The current quarter’s expenditures included the drilling of 28 gross (22 net) unconventional wells comprising 18 gross (14 net) wells in the Pennsylvania Marcellus shale, 3 gross (3 net) wells in the Montney shale and 7 gross (5 net) wells in the Montney core.  In addition the Company has added approximately 170,000 net acres of land in the Pennsylvania Marcellus and Montney shale for $ 570 million, the majority subsequent to September 30.

Year-to-date, Talisman has drilled 61 gross (53 net) unconventional gas wells comprising 31 gross (27 net) wells in the Pennsylvania Marcellus shale, 13 gross (12 net) wells in the Montney shale and 17 gross (14 net) wells in the Montney core.

UK capital expenditures during the quarter were comprised of $40 million on exploration principally related to the Shaw discovery.  The $135 million of development expenditure included development drilling in the Auk North field and facilities projects in the Claymore field.

In Scandinavia, the Company spent $136 million on development, which included the batch drilling of the Gamma and Beta wells at Yme and development drilling on the Brage and Veslefrikk fields.

In Southeast Asia, capital expenditures of $132 million included $54 million on exploration, principally on one appraisal well in Block 15-2/01 in Vietnam, and $78 million on development, which includes the Northern Fields oil development and the Corallina 2 Sidetrack well in Australia.

An additional $39 million was spent on exploration in other areas including $10 million in the Kurdistan region of northern Iraq, $14 million in Colombia and $8 million in Peru, as well as $12 million on development.

During the quarter, Talisman completed two strategic acquisitions in Papua New Guinea for approximately $222 million which are a key step in aggregating natural gas resources and potentially building a new core operating area:

•	acquisition of 100% of the share capital of Rift Oil plc, a company having 100% working interests in two exploration licences.

•	acquisition of 100% of the share capital of Horizon Oil (Kanau) Limited, enabling Talisman to acquire interests in a further two exploration licences.

As a result of land acquisition and accelerated drilling programs in North America, and successful sidetracks and testing in several of our exploration wells, total cash capital spending this year is expected to be approximately $4.5 billion, versus an original plan of $3.6 billion.

Discontinued Operations

In accordance with Canadian generally accepted accounting principles, Talisman is required to report separately the results of continuing and discontinued operations.  Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold.  Comparative results have been restated to reflect the impact of operations that have become discontinued since September 30, 2008.  See note 2 to the unaudited Interim Consolidated Financial Statements.

In line with the new strategic framework to exit non-strategic areas, Talisman continues to rationalize its portfolio of assets.

In the third quarter of 2009, Talisman:

•	entered into agreements to sell oil and gas producing assets in Western Canada for proceeds of approximately $300 million. The sale is expected to be completed in the fourth quarter of 2009.

•	entered into an agreement to sell its assets in Tunisia for proceeds of $20 million and working capital adjustments. The sale is expected to be completed in the fourth quarter of 2009.

•	received approximately $17 million of contingent consideration relating to an agreement entered into in 2007 to sell assets in the UK resulting in a gain of $11 million, net of tax of $6 million.

In the second quarter of 2009, Talisman completed the sale of the following non-core assets:

•	oil and gas producing assets in Southeast Saskatchewan for proceeds of $710 million, resulting in a gain of $321 million, net of tax of $109 million.

•	certain of its midstream assets in Western Canada for proceeds of $297 million, resulting in a gain of $55 million, net of tax of $19 million.

•	assets in Trinidad and Tobago for proceeds of $278 million, resulting in a gain of $101 million, net of tax of nil.

In the first quarter of 2009, Talisman completed the sale of oil and gas producing assets in Western Canada and assets in the Netherlands for proceeds of $90 million and $596 million respectively resulting in after-tax gains of $57 million and $471 million respectively.

Talisman has entered into an agreement to sell a 10% share in the Yme field offshore development and three exploration licenses. The Company recorded an after-tax write-down of $8 million in 2008 and an additional after-tax write-down of $9 million in the first quarter of 2009, related to the sale, which is expected to be completed in the fourth quarter of 2009.

In 2008, Talisman completed the sale of oil and gas producing assets in Western Canada and assets in Denmark for proceeds of $247 million and $95 million respectively, resulting in an after-tax gain of $119 million and an after-tax writedown of $18 million respectively.  In the UK, the Company recorded an after-tax closing adjustment of $25 million in the first quarter and after-tax write-downs of $10 million and $3 million in the second and third quarters respectively in respect of oil and gas properties sold in 2007.

Results of Discontinued Operations

	Three months ended September 30
	North America		UK		Scandinavia		Other		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Income from discontinued operations, net of tax	6	60	-	(2)	-	1	-	26	6	85
Gain (loss) on disposition of assets, net of tax	-	-	11	(3)	-	-	-	-	11	(3)
Net income (loss) from discontinued operations	6	60	11	(5)	-	1	-	26	17	82

	Nine months ended September 30
	North America		UK		Scandinavia		Other		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Income from discontinued operations, net of tax	37	162	-	18	-	21	19	50	56	251
Gain (loss) on disposition of assets, net of tax	433	119	482	12	(9)	(46)	101	-	1,007	85
Net income (loss) from discontinued operations	470	281	482	30	(9)	(25)	120	50	1,063	336

Daily Average Production Volumes of Discontinued Operations

	Three months ended		Nine months ended
September 30,	2009	2008	2009	2008
North America
- oil and liquids (bbls/d)	2,814	11,318	7,449	10,576
- natural gas (mmcf/d)	14	20	16	38
UK
- oil and liquids (bbls/d)	-	607	-	1,049
- natural gas (mmcf/d)	-	15	-	19
Scandinavia
- oil and liquids (bbls/d)	-	-	-	1,614
Other
- oil and liquids (bbls/d)	561	5,843	2,775	5,979
Discontinued operations (mboe/d)	6	24	13	29

Liquidity and Capital Resources

Talisman’s long-term debt at September 30, 2009 was $3.9 billion ($1.9 billion, net of cash and cash equivalents and bank indebtedness).  While the long-term debt balance has decreased by $110 million since December 31, 2008, the balance net of cash and cash equivalents and bank indebtedness has decreased from $3.9 billion outstanding at December 31, 2008 largely as a result of the proceeds of asset dispositions that closed during the first half of 2009.  The majority of the $570 million spent on unconventional land was subsequent to the end of the quarter and is not reflected in Talisman’s debt or cash position at September 30.

The Company has an active hedging program that partially protects 2009 cash flow from the effect of declining commodity prices (see ‘Risk Management’ section of this MD&A).

The majority of the Company’s debt matures subsequent to 2010, with $11 million maturing in 2010.  In September 2009, $174 million of debt was repaid from cash on hand.

At September 30, 2009, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.  The Company enhanced its liquidity with the issuance of US$200 million notes under a private placement agreement in March 2009 and US$700 million of public debt notes in June 2009.

The Company is in compliance with all of its debt covenants.

Two ratios that the Company uses to measure its financial strength are the long-term debt-to-long-term debt plus shareholders’ equity ratio, and debt-to-cash provided by operating activities ratio.  At September 30, 2009, long-term debt-to-long-term debt plus shareholders’ equity was 25% (December 31, 2008 – 26%).  For the twelve months ended September 30, 2009, the long-term debt-to-cash provided by operating activities ratio was 0.85:1 (2008 – 0.66:1).

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  Substantially all of the Company's trade accounts receivable at September 30, 2009 were current. Talisman had no customers with individually significant balances outstanding at September 30, 2009. Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

Derivative counterparty exposure decreased during the third quarter of 2009 due principally to the settlement of contracts.  The Company diversifies its derivative counterparty exposure.

The Company utilizes letters of credit largely pursuant to committed and uncommitted letter of credit facilities.  Letters of credit are issued by banks under these facilities and most are renewed annually.  At September 30, 2009, letters of credit totalling $1.1 billion had been issued.

Talisman’s investment grade senior unsecured long-term debt credit ratings from DBRS, Moody’s and S&P are BBB (high), Baa2 (negative outlook) and BBB, respectively.

On April 9, 2008, the Company filed, as part of a registration statement, a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$2 billion of debt securities in the US public debt market.  The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in the Canadian public debt market.  In June 2009, the Company issued US$700 million of notes pursuant to the shelf prospectus in the US.  The Company’s ability to issue further debt under these filings is dependent on market conditions.

At September 30, 2009, the Company had current assets of $3.3 billion and current liabilities of $2.3 billion, including assets and liabilities of discontinued operations classified on the balance sheet as current.

At September 30, 2009, there were 1,014,832,964 common shares outstanding. Subsequent to September 30, 2009, 19,900 stock options were exercised for shares.

At September 30, 2009, there were 71,315,006 stock options and 10,240,747 cash units outstanding.  Subsequent to September 30, 2009, 719,623 stock options were exercised for cash, 19,900 were exercised for shares, nil were granted and 159,665 were cancelled, with 70,415,818 outstanding at October 29, 2009.  Subsequent to September 30, 2009, 128,700 cash units were exercised, nil were granted and nil were cancelled with 10,112,047 outstanding at October 29, 2009.

In April 2009, the Company implemented a new long-term incentive plan and subsequently granted 135,066 performance share units (PSUs) in the third quarter. The PSUs vest on December 31, 2011 and the number vesting is subject to performance criteria being achieved in the areas of reserves replacement ratio, exploration resource additions and recycle ratio.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 10 and 13 to the 2008 audited Consolidated Financial Statements and notes 8 and 9 to the unaudited interim Consolidated Financial Statements.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company’s financial performance for 2009 (excluding the effect of derivative contracts) is summarized in the following table, based on an approximate WTI oil price of US$60/bbl, a NYMEX natural gas price of US$4/mmbtu and exchange rates of US$0.87=C$1 and UK£1=C$1.81.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 10,000 bbls/d	55	100
Natural gas – 60 mmcf/d	20	60
Price changes[1]
Oil – US$1.00/bbl	40	45
Natural gas (North America)[2] – C$0.10/mcf	20	25
Exchange rate changes
US$/C$ decreased by US$0.01	35	40
C$/UK£ increased by C$0.02	(10)	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivatives terms in the Risk Management section of this MD&A, and note 10 to the unaudited Interim Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the UK, Scandinavia and Malaysia/Vietnam is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Commitments and Off Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity.  The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 10 to the 2008 audited Consolidated Financial Statements and note 8 to the unaudited interim Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A. There have been no significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2008. Refer to note 16 to the 2008 audited Consolidated Financial Statements.

Risk Management

Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the 2008 audited Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at September 30, 2009, including their respective fair values, are detailed in note 11 to the unaudited interim Consolidated Financial Statements.

The Company may choose to designate derivative instruments as hedges for accounting purposes.  None of the outstanding commodity price derivative contracts have been designated as hedges.  In 2008, the Company no longer designated its interest rate swap as a fair value hedge.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income immediately as gains or losses on held-for-trading financial instruments. This increases the volatility of net income.

Fixed price oil and natural gas swaps, natural gas collars and oil put options are in place for approximately 33% and 46% of the Company’s 2009 estimated remaining oil and North American natural gas production respectively.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at September 30, 2009, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling
Oil
Dated Brent oil collars	Oct-Dec 2009	35,000 bbls/d	US$97.71/139.00/bbl
WTI crude oil collars	Oct-Dec 2009	25,000 bbls/d	US$43.44/50.17/bbl
WTI crude oil collars	Oct-Dec 2009	11,000 bbls/d	US$60.00/86.30/bbl
WTI crude oil collars	Oct-Dec 2009	5,000 bbls/d	US$97.80/123.92/bbl
Dated Brent oil collars	Jan-Dec 2010	28,000 bbls/d	US$52.57/80.14/bbl
Dated Brent oil collars	Jan-Dec 2010	24,000 bbls/d	US$71.75/90.00/bbl
WTI crude oil collars	Jan-Dec 2010	22,000 bbls/d	US$50.20/60.87/bbl
Natural gas
AECO natural gas collars	Oct 2009	9,482 mcf/d	C$6.33/6.76/mcf
AECO natural gas put options	Oct-Dec 2009	222,827 mcf/d	C$6.33/mcf
AECO natural gas collars	Jan-Jun 2010	94,820 mcf/d	C$5.82/7.17/mcf
AECO natural gas collars	Jan-Dec 2010	47,410 mcf/d	C$5.78/7.39/mcf
ICE natural gas swaps	Oct 2009-Jun 2011	19,157 mcf/d	C$6.89/mcf

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at September 30, 2009:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas swaps	Oct 2009	66,374 mcf/d	C$6.42/mcf
AECO natural gas collars	Oct 2009	104,302 mcf/d	C$6.34/6.99/mcf
AECO natural gas collars	Nov-Dec 2009	90,079 mcf/d	C$6.33/7.20/mcf
AECO natural gas swaps	Nov-Dec 2009	23,705 mcf/d	C$6.34/mcf
AECO natural gas swaps	Jan-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO natural gas collars	Jan-Dec 2010	175,417 mcf/d	C$6.33/7.55/mcf
AECO natural gas swaps	Oct 2009-Dec 2011	3,671 mcf/d	C$3.15/mcf

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008, and, accordingly, recorded an after-tax unrealized gain of $5 million in the third quarter of 2009.

In conjunction with the issuance of the 4.44% C$350 million medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million.  The cross currency swap is designated as a cash flow hedge.

Summary of Quarterly Results ($ millions unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
	2009			2008[1]				2007[1]
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Gross sales	1,748	1,779	1,820	2,129	3,219	3,662	2,320	2,261
Total revenue	1,518	1,587	1,558	1,781	2,661	2,985	1,979	1,912
Net income (loss) from continuing operations	13	(433)	(95)	1,164	1,343	233	404	266
Net income	30	63	455	1,202	1,425	426	466	656
Per common share ($)
Net income (loss) from continuing operations	0.01	(0.43)	(0.09)	1.15	1.32	0.23	0.40	0.26
Diluted net income (loss) from continuing operations	0.01	(0.43)	(0.09)	1.14	1.30	0.22	0.39	0.26
Net income	0.03	0.06	0.45	1.18	1.40	0.42	0.46	0.64
Diluted net income	0.03	0.06	0.45	1.17	1.38	0.41	0.45	0.63
1.	Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the unaudited Interim Consolidated Financial Statements.

During the third quarter of 2009, gross sales decreased by $1.5 billion over the same period in 2008 due principally to declining global commodity prices.  The net income from continuing operations of $13 million compares to net income from continuing operations of $1.3 billion in the same period in 2008.  The change is due principally to lower revenue.

New Accounting Standards

In February 2008, the CICA issued section 3064 relating to the recognition, measurement and disclosure of goodwill and intangible assets.  These recommendations are effective for Talisman’s 2009 reporting and have had no impact on the Company’s Consolidated Financial Statements.

In June 2009, the CICA revised section 3862 to include a hierarchy concept in measuring financial instruments, a requirement to provide disclosure concerning the fair value measurements of assets and liabilities for each hierarchy level and amendments to the liquidity disclosure requirements. The recommendations are effective for Talisman’s 2009 annual reporting. However, since Talisman has previously used a hierarchy concept in measuring financial instruments and provided such disclosure in its annual consolidated financial statements, this amendment will have no impact on Talisman’s 2009 reporting.

In January 2009, the CICA issued section 1601 which establishes standards for the preparation of consolidated financial statements.  These recommendations are effective January 1, 2011 with early adoption permitted.  The adoption of section 1601 is not expected to have a material impact on Talisman’s reporting.

In January 2009, the CICA issued section 1582 which establishes principles for the measurement of assets, liabilities and contingencies acquired at fair value, as well as recognizing acquisition-related and reorganization costs separately from the business combination within the consolidated statement of income.  These recommendations are effective for business combinations occurring after January 1, 2011, although early adoption is permitted.

International Financial Reporting Standards (IFRS)

In early 2008, the AcSB confirmed that IFRS will be adopted as Canadian GAAP to be applied to interim and annual reporting by publicly accountable enterprises, effective for January 1, 2011, including the compilation of comparatives for 2010.

Talisman’s IFRS conversion project is progressing according to the timetable established by management.  The Company has assembled a dedicated project team to review the impact of IFRS adoption and to identify changes required to existing accounting policies and practices with the objective of enabling the Company to become IFRS compliant by 2011. This team reports regularly to a steering committee, senior management and the Audit Committee.  The project team has developed an IFRS changeover plan and work therein is ongoing.  The project team has substantially completed a set of assessments that analyzes the potential impact to accounting and other related processes and procedures, people and systems.  Senior management has approved these assessments, including the proposed accounting policies to be adopted under IFRS.  The project team is now focusing on the conversion of processes, systems and procedures to prepare for dual recording capabilities for the year 2010.

Talisman is monitoring the development of standards issued by the International Accounting Standards Board and the Canadian Accounting Standards Board, as well as regulatory pronouncements issued by the Canadian Securities Administrators and the US Securities and Exchange Commission, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS. In addition, the Company is monitoring the IFRS adoption efforts of its peers and considering impacts, if any, to Talisman’s changeover plan.

At the present time, the impact of the adoption of IFRS on the Company’s Consolidated Financial Statements is not determinable.

Internal Control over Financial Reporting

During the first quarter of 2009, Talisman implemented a new financial reporting consolidation application. The implementation of this new application was not in response to any deficiency in the Company’s internal controls, rather the application provides an improvement to the Company’s internal control environment. The application was rigorously tested prior to implementation and management believes this application provides an increased level of control over the consolidated financial statement preparation process.

There have been no other significant changes in Talisman’s internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Litigation

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs.  The plaintiffs appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint.  On October 2, 2009, the Second Circuit Court of Appeals dismissed the plaintiffs' appeal.  The plaintiffs were granted an extension of time to apply to the Second Circuit Court of Appeals for a review by all of the Judges of the Second Circuit Court of Appeals of the dismissal of the appeal. The granting of a review of a prior appeal decision is in the discretion of the Second Circuit Court of Appeals.  Talisman believes the lawsuit is entirely without merit.

Forward-Looking Information

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy and plans, including expected capital expenditure;
•	increases in the 2009 drilling program;
•	expected timing of closing of the disposition of assets in Tunisia, Western Canada and a 10% interest in Yme;
•	planned development and drilling in the Montrey;
•	planned development and drilling in the Marcellus;
•	expected counterparty risk;
•	expected sources of funding for the capital program;
•	expected production, including expected production to meet fixed price sales contract commitments;
•	expected timing of IFRS projects, and impact of IFRS;
•	expected impact of new accounting standards;
•	the merits or anticipated outcome or timing of pending litigation; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

With the exception of expected disposition closings, expected counterparty risk, expected timing of IFRS projects, expected impact of new accounting standards and the merits of pending litigation, each of the forward-looking information listed above are based on Talisman’s 2009 capital program as announced on January 13, 2009, with the revisions described herein. The material assumptions supporting the 2009 capital program, as revised, are (1) 2009 annual production of between 423 - 426 mboe/d; (2) a US$60/bbl WTI oil price for 2009 and (3) a US$4/mmbtu NYMEX natural gas price for 2009. 2009 production estimates are subject to the timing of development activities and include the anticipated completion of planned dispositions. The completion of any contemplated disposition is contingent on various factors including market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals of such dispositions.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this interim MD&A.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy and credit crisis on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or government approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of ‘boe’

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Abbreviations

The following list of abbreviations is used in this document:

AcSB	Canadian Accounting Standards Board
bbls/d	barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
CICA	Canadian Institute of Chartered Accountants
DBRS	DBRS Limited
FPSO	Floating Platform Storage and Offloading Vessel
FSO	Floating Storage and Offloading Vessel
GAAP	Generally Accepted Accounting Principles
gj	gigajoule
ICE	Intercontinental Exchange
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
mboe/d	thousand barrels oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
Moody’s	Moody’s Investor Service, Inc.
NYMEX	New York Mercantile Exchange
OPEC	Organization of Petroleum Exporting Countries
PRT	Petroleum Revenue Tax
S&P	Standard & Poor’s Corp.
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate